                     U.S. Securities and Exchange Commission

                             WASHINGTON, D.C. 20549


                           AMENDMENT #1 TO FORM 10-SB


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             FIRST AID DIRECT, INC.
                             ----------------------
                 (Name of Small Business Issuer in its charter)


           FLORIDA                                       59-1796257
   (State of incorporation)                 (I.R.S. Employer Identification No.)


      10211 NORTHEAST 53RD STREET,
           SUNRISE, FLORIDA                                 33351
--------------------------------------------------------------------------------
(Address of principal executive offices)                  (Zip Code)

ISSUER'S TELEPHONE NUMBER    (954) 749-9926
--------------------------------------------------------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO 12(B) OF THE ACT:     NONE
--------------------------------------------------------------------------------

Securities to be registered pursuant to 12(g) of the Act:
                                                         -----------------------

                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL


         First Aid Direct, Inc. ("First Aid" or the "Company") was organized in July 1977 in the State of Florida under the name of Rehabilitation Institute of South Florida, Inc. It remained dormant until it began active operations in September 1997. First Aid is a national distribution business that wholesales first aid products to first aid distributors across the nation. Most of the distributors operate mobile first aid van services that sell and service the industrial first aid kits, mandated by OSHA regulations. These kits are placed in many different types of businesses and industrial locations such as factories, distribution warehouses, offices, auto repair shops and dealerships, hotels and retail stores. The Company currently has approximately 140 distributors located in 42 states throughout the United States. These states include Alabama, Arkansas, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Iowa, Illinois, Indiana, Kansas, Kentucky, Louisiana, Massachussets, Michigan, Minnesota, Missouri, Mississippi, Montana, North Carolina, North Dakota, Nevada, New Jersey, New Mexico, Nevada, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin, West Virginia and Wyoming.


         A distributor typically operates a number of routes. Each route consists of several hundred locations that are visited by the route driver/salesman at least once a month. The driver/salesman will typically visit some 20 locations each day. The driver/salesman operates a van stocked with first aid supplies and uses the inventory to refill the kits that are placed in each location. The kits contain a mix of first aid products designed and packaged for industrial use, including bandages, tapes, gauze, antiseptics, ointments and over-the-counter medications such as aspirin, cough medications, etc. First Aid has specialized packaging that lends itself to the workplace. All items are packed in multilingual boxes that wherever possible are dispenser packs that offer each individual product in a sanitary sealed package as part of a tear off strip.


         In addition, First Aid provides a direct to business program called "Direct Ship". This program involves direct shipments to businesses. These companies typically are not our distributor types of customers because their usage is too limited for a driver/salesman to service monthly or they need centralized billing, control and pricing. First Aid offers these customers a direct order system using phone, fax or the First Aid Internet web site. Approximately seven percent (7%) of our business is based upon the "Direct Ship" program and approximately 93% percent of our business is based upon independent distributorships.


INDUSTRY BACKGROUND

         The first aid business is comprised of many independent distributors of first aid and safety products to the workplace via mobile van services. Products and services include first aid cabinets, over-the-counter medications and general first aid supplies. Certain distributors also offer safety products and a variety of related training programs.

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         These independent distributors purchase their products through value-added wholesale distribution companies. There are approximately 12 such companies operating in the United States. Typically, a wholesale company will recruit distributors within the industry to distribute products under the wholesaler's names. The typical business relationship between wholesaler and distributor features restrictions such as limited territories, non-compete agreements and agreements to use the wholesale company's name as the distributor's product line.

         Today, the market for these distributors is virtually any business. The reason is that the Federal Occupational Safety & Health Administration (OSHA) has a regulation (29 CFR 1910.151(b)) that requires that First Aid supplies be readily available in the workplace. It is more convenient for the business operator to use the services of the first aid distributor to supply the correct product mix of required first aid supplies that are not only designed for use in the workplace, but are refilled and kept current each month.

         A consolidation has taken place in the first aid distribution business. Zee Medical, a subsidiary of wholesale distributor McKesson Corp., currently is one of the oldest and also has a large market share. Cintas Corp. decided to penetrate this market quickly, and therefore adopted an acquisition strategy. The first acquisition was in February 1997, and that was followed by three additional acquisitions, another in 1997 and two in 1998. Both of these major organizations place broad restrictions on their distributors, including geographical restraints on distribution.


         Our major competition includes Zee Medical and Cintas Corp., two consolidated companies which place broad restrictions on their distributors, including geographical restraints on distribution. As a result of the consolidation of some of the major distributors in the first aid supply business such as Zee Medical and Cintas Corp., distributors working within the same territory that previously bought from competing companies are now being supplied by the same parent company. First Aid believes that many of these distributors desire more independence and choice than the new combined entities can offer. We believe these market conditions provide an opportunity for First Aid to emerge and compete for the business of the first aid distributors dissatisfied with the new corporate structure brought on by the consolidation in the industry.


COMPANY BACKGROUND


         The Company began active operations in September 1997 in Fort Lauderdale, Florida as a national distribution company to wholesale first aid products to distributors across the nation. On August 12, 1997, prior to conducting active operations, the Company issued 2,100,000 shares to Mr. Scott Siegel in exchange for equipment, vans, inventory and customer lists. In addition, nominal liabilities were assumed. This increased the total issued and outstanding shares to 2,500,000 shares, and the Company changed its name to First Aid Select, Inc. in October 1997. The assets contributed by Mr. Siegel in 1997, including vans and inventory, comprised a portion of the assets sold by the Company to Van-Dyne Crotty, Inc., a Company shareholder, on December 16, 1999.


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




         Mr. Siegel had owned and operated an eight-van first aid company as a distributor for Affirmed Medical, a national supplier of first aid products. During 1997 and 1998, Affirmed Medical along with other national suppliers were purchased by Cintas.


         The Cintas roll-up brought previously competing regional first aid distributors under the same umbrella organization. As a South Florida regional "operator" or manager of a distributorship, First Aid recognized that this new organization might not be welcomed by all operators. The roll-up had the effect of constricting the geographic markets for distributors servicing the same area. Limited by territory agreements that prevented them from competing with other operators in their buying group, the Cintas consolidation was viewed by many distributors as another limitation on their future expansion and a form of compelled cooperation with operators which had formerly been direct competitors.






In response to certain distributor dissatisfaction with this consolidation, management founded First Aid Select, Inc. The intent of the new venture was to offer existing distributors displeased with consolidation an alternative source of supply while offering new entries into the first aid business a national brand of products and support. First Aid places no territorial restrictions on its distributors, giving existing operators, dissatisfied with their territorial restriction agreements with the majors, the opportunity to expand regionally. To the best of the Company's knowledge, there were no acquisitions by Zee Medical in the Company's area of service, South Florida. We are aware of only one acquisition of an operator by Cintas in South Florida.


VAN DYNE-CROTTY TRANSACTIONS


         On December 16, 1999, Scott Siegel and Robert Sussman entered into a Share Purchase Agreement with Van Dyne-Crotty, Inc. under which Van Dyne-Crotty acquired 1,000,000 shares of First Aid's common stock from Mr. Siegel and 400,000 shares of First Aid's common stock from Mr. Sussman. The purchase price for all of these shares was $2,100,000 or $1.50 per share. At the time of the agreement, the closing sales price of First Aid's common stock on the OTC Bulletin Board ranged from $1.75 to $2.25 between December 1, 1999 and December 16, 1999. The transaction was completed on January 3, 2000. Scott Siegel retained 300,000 shares of common stock in First Aid and Robert Sussman retained 100,000 shares. In addition, in connection with the transfer of First Aid's assets representing its van business to Van Dyne-Crotty (discussed below), Mr. Siegel temporarily discontinued his relationship with First Aid and became employed with Van Dyne-Crotty's newly formed first aid supply distribution business unit,


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


which operates under the name of First Aid Select. Mr. Sussman received at this time an option for 150,000 shares exercisable at $1.50 per share.

         In conjunction with the share purchase agreement, Van Dyne-Crotty and First Aid Select entered into an Asset Purchase Agreement. On December 20, 1999, First Aid transferred all of the assets represented by its van distribution business to Van Dyne-Crotty, consisting of motor vehicles, accounts receivable, inventory, and various permits. The purchase price for these assets was $350,000 which was paid in cash and Van Dyne-Crotty also assumed debt of approximately $60,000 associated with the mobile van distribution business. The parties also simultaneously entered into a Supply Agreement under which Van Dyne-Crotty agreed to purchase all of its requirements for first aid products and supplies from First Aid for a five-year term, unless First Aid were sold to a competitor of Van Dyne-Crotty. Under the terms of this supply agreement, First Aid is required to sell the products at the lowest of the prevailing market price for the best grade for each type of item covered. First Aid may alter the price of any item upon notice, but Van Dyne-Crotty may discontinue purchasing its total requirements of any item if the price is not comparable or the quality of the item is not competitive with similar types of products. The determination of whether our pricing is not competitive is made by price comparison with other wholesalers of first aid products.

         First Aid received a valuation fairness opinion relative to the sale of its van division from Stenton Leigh Capital Corp., a non-affiliated third party. We paid $15,000 for the opinion. This opinion concluded, based on First Aid's lack of historical profitability, and only recent limited profitability, limited cash resources and continued need for funding, along with potential benefits from the ongoing relationship with Van Dyne-Crotty, that the transaction was fair to First Aid's shareholders. First Aid retained Stenton Leigh based upon its qualifications, experience and expertise. As part of its business, Stenton Leigh is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, divestitures, public offerings, private placements and valuations for corporate, estate and other purposes.

         Prior to entering into the agreement with Van-Dyne Crotty, Inc., the Company solicited interest from three other parties regarding a sale of the van division and engaged in preliminary negotiations with these parties. Van Dyne-Crotty was the only party to make a bid for the van division assets.

         Following the December 16, 1999 Asset Purchase Agreement, we changed our name from First Aid Select, Inc. to First Aid Direct, Inc. Van Dyne Crotty's newly formed first aid supply van division began operating under the name First Aid Select.

         On March 18, 2000, First Aid entered into an Asset Purchase Agreement to buy certain assets from Van Dyne-Crotty, Inc. The Company purchased accounts receivable, inventory and customer lists for the Roehampton Supply, Inc. line of first aid products. The purchase price was $200,000 to be paid in cash. As of the quarterly period ended March 31, 2000, $150,000 has been paid and the remaining $50,000 is due on demand. On March 20, 2000, First Aid entered into a non-competition agreement and a consulting agreement with the original owner of the assets


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purchased above. The former asset owner's covenant not to compete with First Aid is for a five-year term and provides for First Aid's payment of $25,000 each year, for a term of three years, to be paid in thirty-six equal installments totaling $75,000. The consulting agreement is for a three-year term and provides for First Aid's payment of $75,000 to consultant in thirty-six equal installments.


STRATEGY


         Our strategy is to offer existing distributors which are dissatisfied with consolidation an alternative source of supply . By seeking federal trademark protection of our brand names and innovating the package design for our products, our goal is to offer new entries into the first aid business a national brand of products and support. First Aid places no territorial restrictions on its distributors, giving existing operators the opportunity to expand regionally. Without territory agreements and based upon our "Direct Ship" program, we anticipate that First Aid will be able to offer large national companies a centralized and uniform direct buying program.

         First Aid Direct is introducing many innovations to the industry like retail quality packaging, no territorial restrictions, direct E-Commerce ordering and "Direct Ship" programs. First Aid will promote its approach to doing business in an industry that management believes has not seen many market innovations for the last several years.


PRODUCTS AND SERVICES

         Our product line and services includes the following type of items and services:

         o CABINETS AND FIST AID KITS: Lightweight and durable, wall mounted cabinets come in a variety of sizes to fit company or individual needs. Each kit is dust-proof and designed to be installed in a visible and accessible location.

         o FIRST AID TREATMENTS: Bandages, tapes, wraps and dressings - all designed to keep minor scraps, wounds and abrasions - clean, covered, and secure. Individually packaged antiseptics, burn treatments and eye-care products, designed to minimize injuries, speed up recovery and reduce lost time in the workplace.

         o FIRST AID TABLETS: Over the counter medications that are sealed in tamper-resistant unit dosage packets for fast, safe and effective relief from on-the-job illness and pain.

         o SAFETY EQUIPMENT: Signage, protective eyewear, ergonomic items, hearing protection respiratory protection, biohazard safety, oxygen, and protective clothing.

         o TRAINING AND COMPLIANCE: OSHA compliance and safety training videos. These programs are designed to be used in a classroom setting, or by individuals, to instruct


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                  and inform about safety and compliance issues in the
                  workplace. These are available in Spanish and English.


         o DISTRIBUTOR SERVICES: We are committed to helping our distributors grow their businesses by offering a variety of classroom and field training sessions in the national training center at our corporate offices. The National Training Center is a 250 square foot learning facility complete with latest A/V and facilitator equipment. The typical training session is a four day training session for our distributors. The session is divided into two days of interactive classroom presentations and two days of field training. The typical size of a training session consists of three to eight persons. Our instructors draw on their 20 plus collective years of industry knowledge to guide and educate our distributors through all aspects of starting, managing, and maintaining a successful operation.


SUPPLIERS

         First Aid works with approximately 70 suppliers and manufacturers at any given time for its product line. At the present time, three of our suppliers account for approximately 40% of our supplies. However, other suppliers are available in the event any of these suppliers were not able to fulfill our requirements at any time. Our supplies are provided through normal purchase orders, and we have no term contracts with any of our suppliers.

ASSEMBLY OF PRODUCTS

         First Aid assembles approximately 20% of its products at its own facility. We outsource the balance of assembly of our products to a local workshop. This workshop "ARC Broward Incorporated" is a Florida State run facility that employs disabled citizens which assembles and packs for many companies on contract bases. This facility is located in the immediate area.

PRODUCT LIABILITY

         We maintain product liability insurance in the amount of $5,000,000. Our suppliers also maintain product liability insurance. Our purchase orders with our suppliers do not limit or allocate liability between the parties.

MARKETING AND SALES

         Our sales team, which consists of one sales director and one salesman, are responsible for developing new business. They solicit distributor and direct ship customers by telephone and in-person sales calls. We also participate in a number of national trade shows and associations to develop new customers and to meet with existing ones.

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

         Operating from corporate headquarters in Sunrise, Florida, our salespersons handle the identification and qualification of prospected customers. Once qualified, catalog and samples are sent by mail.

         Management believes that three criteria drive the purchase of first aid products. They are price, quality and service. We believe we are offering pricing and quality comparable to our competitors. First Aid has established a number of services like a fully interactive web site allowing for direct purchases online for both distributor and direct ship customers. In addition, we work with our distributors through virtually every aspect of starting, managing and maintaining a productive operation, offering a variety of classroom and field training sessions.

COMPETITION


         Zee Medical, a substantial competitor in the industry, pioneered the market about 30 years ago and management believes commands large market share with approximately 90 distributors. Zee is owned by wholesale drug distribution giant, McKesson Corporation. Previously, Zee's key competitors, American First Aid, Life & Safety Products, Respond Industries and Affirmed, Inc., each had an estimated 10% market share with about 400 to 500 distributors combined. Most of the distributors for the four companies were smaller in size and scope than Zee's distributors. The remaining 600 or more distributors sell first aid and safety products in addition to their primary business, which ranges from fire extinguishers, coffee services, industrial supplies, etc.

         Recently, Cintas, a $2 billion uniform company, evaluated the market and determined to enter the market through an aggressive acquisition program. As a result of their study, Cintas proceeded to buy Affirmed Inc., American First Aid, Life & Safety Products and Respond Industries, thereby effectively capturing a large position in the market through acquisitions.

         Because of the recent consolidations, two companies, Zee and Cintas, control the market. There are many independent distributors who view this consolidation as detrimental to their business. We believe they will prefer to do business with independently owned and operated wholesale companies.


TRADEMARKS

         The United States Patent and Trademark Office have approved the following trademark applications for registration:

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         TRADEMARK SERIAL NO.                  THE MARK
         --------------------                  --------

             75/580,502                        For The Global Workplace
             75/552,491                        COLDCRUSHER
             75/522,489                        IBUPLUS
             75/552,494                        ACIDSPOILER
             75/552,940                        PAINCRUSHER
             75/558,499                        COLDCRUNCHER
             75/522,490                        SINUPLUS

         We also own the Internet domain name "firstaiddirect.com."

GOVERNMENT REGULATION


         The Federal Occupational Safety & Health administration (OSHA) has a regulation 29 CFR 1910.151(b) that requires first aid supplies be readily available in the workplace.

         Appendix A to Section 1910.151(b) further requires that a generic first aid kit contain certain minimal contents pursuant to the American National Standard (ANSI) Z308.1-1978 "Minimum Requirements for Industrial Unit-Type First-aid Kits." The contents of the kit listed in the ANSI standard should be adequate for small worksites. When larger operations or multiple operations are being conducted at the same location, employers should determine the need for additional first aid kits at the worksite, additional types of first aid equipment and supplies and additional quantities and types of supplies and equipment in the first aid kits.

         Appendix A further provides that employers who have unique or changing first-aid needs in their workplace may need to enhance their first-aid kits. The employer can use the OSHA 200 log, OSHA 101's or other reports to identify these unique problems. Consultation from the local fire/rescue department, appropriate medical professional, or local emergency room may be helpful to employers in these circumstances. By assessing the specific needs of their workplace, employers can ensure that reasonably anticipated supplies are available. Employers should assess the specific needs of their worksite periodically and augment the first aid kit appropriately.

         The Appendix also provides that if it is reasonably anticipated that employees will be exposed to blood or other potentially infectious materials while using first aid supplies, employers are required to provide appropriate personal protective equipment (PPE) in compliance with the provisions of the Occupational Exposure to Blood Borne Pathogens standard, ss. 1910.1030(d)(3) (56 FR 64175). This standard lists appropriate personal protective PPE for this type of exposure, such as gloves, gowns, face shields, masks and eye protection.

         A license to manufacture distribute, import, or export a List I chemicals has been granted to us by the United States Department of Justice, Drug Enforcement Administration (DEA) We


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


distribute three over-the-counter medications that contain Pseudoephedrine HCL, a List I chemical. Our products are manufactured by an outside third party, packaged in tamper resistant unit dosage packets for us, then shipped to our Florida distribution warehouse for final boxing and shipping. We do not manufacture any of the chemicals or products which we distribute. Our annual license, DEA registration number 002099FDY, expires September 30, 2000. We do not anticipate any difficulties in renewing this license.


EMPLOYEES


         First Aid currently employs nine persons, six of whom are full-time employees, in the following capacities: one administrator, two in sales and marketing, two in office staff and four in warehouse and assembly. The Company's employees are not represented by a collective bargaining agreement, and the Company considers its relations with its employees to be good.



ITEM 2.           DESCRIPTION OF PROPERTY.


         First Aid Direct's corporate headquarters and distribution center is located at 10211 NW 53rd Street, Sunrise, Florida, 33351. The business has been at this location for two years. We do approximately 20% of packaging at our own facility. The operation is located in a modern warehouse complex and currently occupies 7,200 square feet of fully air conditioned space consisting of 1,500 square feet of office space, a 250 square foot assembly area and 5,450 square feet of warehouse. We lease the facility through July 31, 2004 from Mr. Robert Sussman, formerly our director and Chief Executive Officer, at a $53,000 annual rental, in a multiple tenant facility. The terms of the lease are comparable with that provided to non-related tenants.


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


ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES PROMOTERS AND CONTROL PERSONS.

         The following table sets forth the names, positions and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.



        NAME                       Age       POSITION
        ----                       ---       --------

        Scott Siegel               46        Interim Acting Chief Executive
                                             Officer
        Kevin M. Crotty            44        Director
        Stephen D. Smiley          47        Director



         SCOTT SIEGEL - Mr. Siegel assumed the office of interim acting Chief Executive Officer, of the Company on August 22, 2000, following the resignation of Robert Sussman. From August 1997 to December 1999, Mr. Siegel served as Chairman and Secretary of the Company. From December 1999 to the present, Mr. Siegel has served as a Group Manager at First Aid Select, a business division of Van Dyne Crotty, Inc. From 1991 to 1997, Mr. Siegel was President of Affirmed Medical of Florida, Inc., a first aid van service distributorship.




         KEVIN M. CROTTY - Mr. Crotty has served as a director of First Aid since January 2000. Mr. Crotty currently serves as Executive Vice President of Van Dyne-Crotty, Inc. a company engaged in uniform distribution and textile services and headquartered in Dayton, Ohio. Van

Dyne-Crotty, Inc. is a privately-owned company that currently has annual revenues of approximately $100 million and approximately 1,200 employees. Mr. Crotty has been employed by Van-Dyne Crotty for 24 years and has served in a range of capacities involving service, distribution, production and sales. Mr. Crotty is a member of the Board of Directors of Van Dyne-Crotty.

         STEVEN D. SMILEY - Mr. Smiley has served as a director of First Aid following since January 2000. Since 1996, Mr. Smiley has served as Vice President of Administration for Van Dyne-Crotty, Inc. Mr. Smiley has been employed with Van Dyne-Crotty for the past 20 years, acting in various capacities including District and General Management, Manager and Regional Manager for several of the company's textile rental district operations. Van Dyne-Crotty, Inc. is a privately owned company which currently has annual revenues of approximately $100 million and approximately 1,200 employees.


ITEM 6.           REMUNERATION OF DIRECTORS AND OFFICERS.

SUMMARY COMPENSATION TABLE

         The following table sets forth information relating to the compensation paid by FAS in each of the last three fiscal years to: (i) its Chief Executive Officer; and (ii) each of its executive officers whose annual compensation exceeded $100,000 during this period.


                                    FISCAL                      OTHER ANNUAL                     LTIP         ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR    SALARY     BONUS    COMPENSATION     OPTIONS/ (#)    PAYOUTS      COMPENSATION
--------------------------------------------------------------------------------------------------------------------------
Scott Siegel,                      1999      81,500       0           0               0           0             0
Acting Chief Executive Officer     1998      81,500       0           0               0           0             0
                                   1997      15,000       0           0               0           0             0

Robert Sussman, CEO (1)            1999      80,000       0           0         150,000           0             0
                                   1998           0       0           0               0           0             0
                                   1997           0       0           0       1,050,000           0             0



(1)  Mr. Sussman's departure from the Company was effective August 22, 2000.



         Robert Sussman received options to purchase 1,050,000 shares exercisable at $.01 per share in November 1997. He exercised options for 75,000 shares in 1997, options for 325,000 shares in 1998 and options for 100,000 shares in 1999. In 1998, Mr. Sussman returned his option to purchase 550,000 shares of common stock to the Company, in consideration for the Company's agreement to accelerate his option to purchase 500,000 shares of common stock.


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

OPTION GRANTS IN LAST FISCAL YEAR


                                                       Percent of
                                Number of            Total Options/
                               Securities                Granted
                               Underlying             To Employees             Exercise
                              Options/SARs              In Fiscal                Price
    Name                       Granted (#)                Year                  ($/Sh)          Expiration Date
    ----                       -----------                ----                  ------          ---------------
Robert Sussman                   150,000                  100%                   1.50               1/20/10
Scott Siegel                          __                   __                      __                 __



    The termination of Mr. Sussman's employment agreement, effective August 16, 2000, canceled his option to purchase 150,000 shares of common stock which would have vested over a five-year period beginning December 20, 2000.


EMPLOYMENT AGREEMENTS

         In connection with an employment agreement between First Aid and Robert Sussman, Mr. Sussman was granted options to purchase 150,000 shares exercisable at $1.50 per share. The options vest over the following term:

                        DATE                           NO OF SHARES
                        ----                           ------------

                     12/20/00                              15,000
                     12/20/01                              30,000
                     12/20/02                              30,000
                     12/20/03                              37,500
                     12/20/04                              37,500

         In conjunction with a transaction with Van Dyne-Crotty, First Aid entered into a five-year employment agreement with Mr. Sussman at December 20, 1999. The base compensation under this agreement is $100,000 per year with the possibility of bonuses as determined by independent members of the Board of Directors not employed by First Aid. Mr. Sussman will also receive an increase of his base salary in the year following First Aid having net income of in excess of $250,000. The agreement also provides for the grant of options to purchase 150,000 shares of First Aid as described above. Mr. Sussman is also entitled to normal reimbursement for expenses and three weeks vacation.


         Effective August 16, 2000, Mr. Sussman's employment agreement was canceled following his mutual agreement with First Aid to terminate his relationship with the Company. Mr. Sussman delivered to the Company his resignation from the Board of Directors and the offices of Chief Executive Officer, President, Secretary and Treasurer on August 22, 2000. A severance agreement was entered into between First Aid and Mr. Sussman on August 16, 2000 which provides for the Company's payment of $50,000 to Mr. Sussman in consideration for the termination of Mr.


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


Sussman's employment agreement and his relinquishment of all claims against the Company arising out of his employment or the termination of his employment. The termination of Mr. Sussman's employment agreement canceled his option to purchase 150,000 shares of common stock which would have vested over a five-year period beginning December 20, 2000.


ITEM 5. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND CERTAIN SECURITY HOLDERS.


         As of September 5, 2000, there are 3,905,000 shares of common stock issued and outstanding. The following table sets forth, as of June 30, 2000, information with respect to the beneficial ownership of the Company's common stock by (i) persons known by First Aid to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director and officer of First Aid and (iii) all directors and officers and Van-Dyne Crotty as a group.


                         COMMON STOCK BENEFICIALLY OWNED
                         -------------------------------


                 NAME                         SHARES                 PERCENT
                 ----                         ------                 -------


      Scott Siegel                              300,000                 7.70%
      10211 Northeast 53rd Street
      Sunrise, Florida 33351

      Robert Sussman                            150,000                 3.80%
      10211 Northeast 53rd Street
      Sunrise, Florida 33351

      Kevin M. Crotty                             1,000                 0.02%
      3233 Newmark Drive
      Miamisburg, OH 45342

      Daniel W. Crotty                        2,000,000                51.21%
      3233 Newmark Drive
      Miamisburg, OH 45342

      Stephen D. Smiley                           7,200                 0.18%
      3233 Newmark Drive
      Miamisburg, OH 45342

      Van Dyne-Crotty, Inc.                   1,631,000                41.80%
      3233 Newmark Drive
      Miamisburg, OH 45342

      All officers, directors and
      Van Dyne-Crotty as a group              2,082,000                51.30%
      (includes 150,000 shares of
      common stock underlying
      Robert Sussman's option to
      purchase stock in the Company
      which has been canceled as of
      August 16, 2000)



         Scott Siegel is the former Chairman of the Board of First Aid and now is an executive with First Aid Select, which is a division of Van Dyne-Crotty. Effective August 16, 2000, Mr. Siegel is interim acting Chief Executive Officer of First Aid following Mr. Sussman's resignation which was accepted by the Board of Directors on August 22, 2000.



         Kevin Crotty and Stephen D. Smiley are directors of First Aid and also executive officers and members of management of Van Dyne-Crotty. Van Dyne-Crotty acquired an additional 200,000 shares at $1.50 per share from a non-affiliate of First Aid at the time of its transaction with First Aid and 31,000 shares in April 2000 from Robert Sussman. The principal shareholders of Van Dyne-Crotty are L. William Crotty, Dan Crotty, Kevin Crotty, Robert Crotty, Brian Crotty and Shane Crotty. These individuals in their management capacity have the right to voting and dispositive power for the Van Dyne-Crotty holdings.



         Robert Sussman's shares include 150,000 shares underlying an option which vests over a five-year period beginning December 20, 2000. As of August 16, 2000, Mr. Sussman's option to purchase the shares has been terminated as part of the severance of his employment with First Aid.

         Daniel Crotty is voting trustee under a voting trust agreement executed in connection with the Van Dyne-Crotty transaction. He has the right to vote Mr. Siegel's shares and the shares acquired by members of Van Dyne-Crotty's management.

         As indicated above, Scott Siegel and certain of his relatives, Robert Sussman and Van Dyne-Crotty entered into a voting trust agreement with Daniel W. Crotty serving as voting trustee where 1,800,000 shares were transferred to Mr. Crotty, pursuant to the Voting Trust Agreement dated December 16, 1999. The voting trust agreement has a term of 10 years. The voting trust covers all existing securities as well as any shares of common stock received upon exercise of stock options or warrants. The agreement also provides that the parties to the voting trust agreement other than Van Dyne-Crotty may not transfer their shares over a five-year period without giving Van Dyne-Crotty an opportunity to purchase the shares at the same price that the shares could be sold to the third party included in the notice of the transaction.

ITEM 6.  INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

         The Company leases office and warehouse space for its corporate facility from Robert Sussman, its Chief Executive Officer under a five year operating lease expiring July 31, 2004. Annual rent is approximately $53,000. Rent expense for 1999 was $45,000 and $28,000 1999 and 1998, respectively.

         On December 20, 1999, Van Dyne-Crotty acquired 1,000,000 shares of common stock of First Aid from Scott Siegel and 400,000 shares of common stock of First Aid from Robert Sussman for a total purchase price of $2,100,000 or $1.50 per share. Mr. Siegel was the Chairman of the Board of First Aid at the time of the transaction and Mr. Sussman was Chief Executive Officer at the time of the transaction and continues in that position. The market price of the common stock of First Aid at the time of the transaction was $1.75 to $2.25. At the same time, Van Dyne-Crotty entered into an Asset Purchase Agreement with First Aid under which we sold our retail van and distribution business and related assets for $350,000 plus the assumption of $60,000 in debt. This division accounted for approximately $668,211 in revenues during the fiscal year ended December 31, 1999 and net income of $27,286 from this division.


         In connection with the Asset Purchase Agreement, Van Dyne-Crotty and First Aid also entered into a Supply Agreement. In the Supply Agreement, Van Dyne-Crotty agreed to purchase its total requirements for first aid products for a period of five years. However, the supply agreement will terminate in the event First Aid's shares are sold to a competitor of Van Dyne-Crotty in the same business. The agreement further provides that the prices for the products to be sold will be no higher than the lowest of the prevailing market prices for the best grade of comparable products in the marketplace. This is determined by comparison to our lowest available distributor pricing. First Aid may revise the price on written notice for supplied items under the same condition that they represent the lowest of the prevailing market for the best grade of these products. During the first quarter of the 2000 fiscal year, Van Dyne-Crotty purchased $108,337 of our products which represented approximately 18% of our total revenues for the first fiscal quarter of the 2000 fiscal year.


         In April 2000, Van Dyne-Crotty and members of its management acquired 100,000 shares of First Aid from Robert Sussman for a purchase price of $69,000 or $0.69 per share.


         On March 18, 2000, First Aid entered into an asset purchase agreement to buy certain assets from Van Dyne-Crotty, Inc. The Company purchased accounts receivable, inventory and customer lists for the Roehampton Supply, Inc. line of first aid products. As of the quarterly period ended March 31, 2000, $150,000 has been paid and the remaining $50,000 is due on demand. On March 20, 2000, First Aid entered into a non-competition agreement and a consulting agreement with the original owner of the assets purchased above. The former asset owner's covenant not to compete with First Aid is for a five-year term and provides for First Aid's payment of $25,000 each year, for a term of three years, to be paid in thirty-six equal installments totaling $75,000. The consulting agreement is for a three-year term and provides for First Aid's payment of $75,000 to consultant in thirty-six equal installments.


ITEM 7.   DESCRIPTION OF SECURITIES.

COMMON STOCK

         First Aid is authorized to issue 50,000,000 shares of common stock, par value $.001 of which 3,905,000 are issued and outstanding as of the date of this report.

         Holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the board of directors out of funds legally available therefor. Upon liquidation, dissolution or winding up, after payment to creditors, First Aid's assets will be divided pro rata on a per share basis among the holders of the common stock.

         Each share of common stock entitles its holders to one vote. Holders of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose. In this event, the holders of the remaining shares will not be able to elect any directors. First Aid's by-laws require that only a majority of our issued and outstanding shares need be represented to constitute a quorum and to transact business at a shareholders' meeting. First Aid's common stock has no preemptive, subscription or conversion rights and is not redeemable by us.

PREFERRED STOCK

         First Aid is not authorized to issue shares of preferred stock.

CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and First Aid's Articles and Bylaws also authorize First Aid to indemnify our directors, officers, employees and agents. In addition, our Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

         Certain provisions of First Aid's Articles and By-laws may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. Despite the belief of First Aid as to the benefits to shareholders of these provisions of our Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by First Aid's Board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. These provisions will also make the removal of our board of directors and management more difficult and may tend to stabilize our stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The board of directors, however, believes that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders, we may adopt additional provisions regarding the acquisition of its equity securities that would be permitted to a Florida corporation.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


         There is currently limited public trading of First Aid's common stock on the NASD pink sheets under the symbol "FASL" . As of June 30, 2000 there were 63 shareholders of record of our common stock. Our common stock traded on the Over-The-Counter Bulletin Board under the symbol "FASL" from May 1998 to November 1999. On November 18, 1999, our common stock was de-listed from the Over-the-Counter Bulletin Board of the National Association of Securities Dealers, Inc. for failure to comply with the phase-in provisions of the OTC Bulletin Board Eligibility Rule which required all companies whose securities are quoted on the OTC Bulletin Board to become reporting companies with the Securities and Exchange Commission. The following table sets forth the high and low sales prices for the common stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions.

           PERIOD                        HIGH                     LOW
           ------                        ----                     ---

Quarter ended 09/30/98                  $ 1.25                  $ 0.625
Quarter ended 12/31/98                  $ 0.75                  $ 0.28125

Quarter ended 03/31/99                  $ 1.125                 $ 0.34375
Quarter ended 06/30/99                  $ 1.0625                $ 0.4375
Quarter ended 09/30/99                  $ 2.25                  $ 0.5625
Quarter ended 12/31/99                  $ 2.25                  $ 0.20

Quarter ended 03/31/00                  $ 1.00                  $ 0.21
Quarter ended 06/30/00                  $ 1.01                  $ 0.40


         Our transfer agent is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.



         We have never paid cash dividends on our common stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and we do not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors. Declaration and payment of future dividends, if any, will be at the sole discretion of the board of directors.

PENNY STOCK


            Until our shares qualify for inclusion in the Nasdaq system, the trading of its securities will continue to be in the over-the-counter markets, commonly referred to as the pink sheets or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

         Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a penny stock, for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement regarding the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience, and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The NASD has recently made changes in the criteria for continued Nasdaq eligibility. In order to continue to be included on Nasdaq, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or two of the last three fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.


ITEM 2.  LEGAL PROCEEDINGS.

         We are not a party to any material legal proceeding, nor is any officer, director or affiliate a part adverse to us in any legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not Applicable.

ITEMS 4. RECENT SALES OF UNREGISTERED SECURITIES.

         In November 1997, First Aid issued 2,100,000 shares of common stock to Scott Siegel, its former Chairman of the Board and principal shareholder, for various first aid products, equipment and supplies prior to beginning active operations. Mr. Siegel was a sophisticated business person who had access to relevant information and had sufficient financial and other resources to undertake the transaction. Accordingly, the transaction was exempt under Section 4(2) of the Securities Act.


         Between September 1997 and March 1999, First Aid issued a total of 1,000,000 shares of its common stock to 59 investors for a total purchase price of $1,000,000 or $1.00 per share. This financing was completed under Rule 504 of Regulation D of the Securities Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. First Aid's Articles of Incorporation and Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the First Aid pursuant to the foregoing provisions, First Aid has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS:

         EXHIBIT                    DESCRIPTION OF DOCUMENTS
         -------                    ------------------------


         2.1*              Asset Purchase Agreement between, dated December 16,
                           1999, between Van Dyne-Crotty, Inc. as Purchaser and
                           First Aid Select, Inc. as Seller.
         2.2               Asset Purchase Agreement, dated March 18, 2000,
                           between Van Dyne-Crotty, Inc. as Seller and First Aid
                           Direct, Inc. as Purchaser.
         3.1*              Articles of Incorporation, as amended.
         3.2*              By-Laws.
         9.1*              Voting Trust Agreement.
         10.1*             Employment contract with Robert Sussman.
         10.2*             Share Purchase Agreement between Van Dyne-Crotty,
                           Inc., Scott Siegel and Robert Sussman.
         10.3*             Supply Agreement between Van Dyne-Crotty, Inc. and
                           First Aid Select, Inc.
         10.4*             Lease Agreement between First Aid Select and Robert
                           Sussman.
         17.1              Letter of Resignation, dated August 22, 2000, from
                           Robert Sussman (incorporated by reference to the Company's Form 8-K filed with the SEC on August 30,
                           2000).
         17.2              Severance Agreement, dated August 16, 2000, by and
                           between First Aid Direct, Inc. and Robert Sussman
                           (incorporated by reference to the Company's Form 8-K filed with the SEC on August 30, 2000).
         27.1              Financial Data Schedule.
         27.2              Financial Data Schedule.

         * Previously filed.

                                   SIGNATURES
                                   ----------

         In accordance with Section 12 of the Securities Exchange Act of 1934, First Aid Direct, Inc. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                FIRST AID DIRECT, INC.


                                                By: /s/ Scott Siegel
                                                    ---------------------------
                                                    Scott Siegel, Interim Chief
                                                    Executive Officer

Date:  September 8, 2000

                                    PART F/S


         Following are our audited financial statements for the years ended December 31, 1999 and 1998, including the independent auditor's report, the balance sheets as of December 31, 1999 and 1998 and the related statements of operations in shareholders' equity and cash flows for the years then ended, and unaudited balance sheet as of June 30, 2000, with the related consolidated statements of operations, stockholders' deficiency, and cash flows for the three months ended June 30, 2000 and 1999.

================================================================================

                             FIRST AID DIRECT, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


================================================================================

                             FIRST AID DIRECT, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                    PAGE
                                                                    ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                   F-1

FINANCIAL STATEMENTS

   Balance Sheets                                                    F-2

   Statements of Operations                                          F-3

   Statements of Stockholders' Equity                                F-4

   Statements of Cash Flows                                          F-5

   Notes to Financial Statements                                  F-6 - F-15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
First Aid Direct, Inc.
Sunrise, Florida

We have audited the accompanying balance sheet of First Aid Direct, Inc. as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Aid Direct, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

The accompanying balance sheet of First Aid Direct, Inc. as of June 30, 2000, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the six months ended June 30, 2000 and 1999 were not audited by us, and, accordingly, we do not express an opinion or any other form of assurance on them.

                            RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
January 26, 2000

                             FIRST AID DIRECT, INC.

                                 BALANCE SHEETS

                                                                     June 30,     December 31,
                            ASSETS                                     2000           1999
                                                                   ----------     ------------
                                                                   (Unaudited)
Current Assets:
    Cash and cash equivalents                                      $    25,942    $   270,839
    Accounts receivable, net of allowance for doubtful
      accounts of $20,000                                              413,809        312,593
    Inventories                                                        462,146        305,813
                                                                   -----------    -----------
      Total current assets                                             901,897        889,245

Property and Equipment, Net                                             75,959         86,284

Customer Lists                                                         129,559             --

Other Assets                                                            34,361         28,196
                                                                   -----------    -----------

                                                                   $ 1,141,776    $ 1,003,725
                                                                   ===========    ===========


             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable                                               $   204,453    $   162,665
    Accrued liabilities                                                 20,683         36,335
    Due to stockholder                                                  50,000             --
    Income taxes payable                                                    --          6,500
                                                                   -----------    -----------
      Total current liabilities                                        275,136        205,500
                                                                   -----------    -----------

Commitments, Contingencies and Other Matters                                --             --

Stockholders' Equity:
    Common stock, $.001 par value; 50,000,000 shares authorized;
      3,905,000 shares issued and outstanding                            3,905          3,905
    Additional paid-in capital                                       1,671,207      1,671,207
    Deficit                                                           (803,472)      (871,887)
                                                                   -----------    -----------
                                                                       871,640        803,225
    Less stock subscription receivable                                   5,000          5,000
                                                                   -----------    -----------
                                                                       866,640        798,225
                                                                   -----------    -----------
                                                                   $ 1,141,776    $ 1,003,725
                                                                   ===========    ===========

                       See notes to financial statements.

                             FIRST AID DIRECT, INC.

                            STATEMENTS OF OPERATIONS

                                                                       Six Months                   Year Ended
                                                                     Ended June 30,                December 31,
                                                               -------------------------    --------------------------
                                                                   2000         1999            1999           1998
                                                               -----------   -----------    -----------    -----------
                                                                      (Unaudited)

Net Sales                                                      $ 1,328,904   $   851,458    $ 1,999,361    $   637,951

Cost of Sales                                                      937,954       612,709      1,424,025        503,547
                                                               -----------   -----------    -----------    -----------
Gross Margin                                                       390,950       238,749        575,336        134,404
General and Administrative Expenses                                322,535       209,547        638,257        390,697
                                                               -----------   -----------    -----------    -----------

Income (Loss) From Continuing Operations Before Income Taxes        68,415        29,202        (62,921)      (256,293)

Income Taxes Benefit                                                    --        22,000        (85,500)        (3,500)
                                                               -----------   -----------    -----------    -----------

Income (Loss) From Continuing Operations                            68,415         7,202         22,579       (252,793)
                                                               -----------   -----------    -----------    -----------

Discontinued Operations:
    Income from discontinued operations, less applicable
      income taxes of $0, $10,000, $4,000 and $3,500                    --        (1,128)        23,193         19,817
    Gain on disposal of discontinued operations, less
      applicable income taxes of $88,000 in 1999                        --            --        150,097             --
                                                               -----------   -----------    -----------    -----------
    Total discontinued operations                                       --        (1,128)       173,290         19,817
                                                               -----------   -----------    -----------    -----------

Net Income (Loss)                                              $    68,415   $     6,074    $   195,869    $  (232,976)
                                                               ===========   ===========    ===========    ===========

Net  Income (Loss) Per Common Share -
    Basic and Diluted:
      Continuing operations                                    $       .02   $       .01    $       .01    $      (.08)
      Discontinued operations                                           --            --            .04            .01
                                                               -----------   -----------    -----------    -----------
      Net income (loss)                                        $       .02   $       .01    $       .05    $      (.07)
                                                               ===========   ===========    ===========    ===========


                       See notes to financial statements.

                             FIRST AID DIRECT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                               Common Stock                                 Treasury Stock
                                           --------------------   Additional               ----------------     Stock
                                                                   Paid-in                                   Subscription
                                              Shares     Amount    Capital     Deficit       Shares   Amount  Receivable    Total
                                           -----------  -------  ----------- -----------   ---------- ------ ------------ ---------
Balance, December 31, 1997                   2,900,000  $ 2,900  $ 1,043,402 $  (834,780)   $      --   $--    $  (750)   $ 210,772

Year Ended December 31, 1998:
    Sale of common stock                       488,000      488      487,512          --           --    --         --      488,000
    Issuance of common stock for services           --       --        1,560          --           --    --         --        1,560
    Options exercised                          405,000      405       10,845          --           --    --     (3,250)       8,000
    Net loss                                        --       --           --    (232,976)          --    --         --     (232,976)
                                           -----------  -------  ----------- -----------    ---------   ---    -------    ---------

Balance, December 31, 1998                   3,793,000    3,793    1,543,319  (1,067,756)                --     (4,000)     475,356

Year Ended December 31, 1999:
    Sale of common stock                       112,000      112      111,888          --                            --      112,000
    Acquisition of treasury stock                   --       --           --          --      125,000    --         --           --
    Issuance of common stock for services           --       --       15,000          --      (25,000)   --         --       15,000
    Options exercised                               --       --        1,000          --     (100,000)   --     (1,000)          --
    Net income                                      --       --           --     195,869           --    --         --      195,869
                                           -----------  -------  ----------- -----------    ---------   ---    -------    ---------

Balance, December 31, 1999                   3,905,000    3,905    1,671,207    (871,887)          --    --     (5,000)     798,225

Six months ended June 30, 2000 (Unaudited):
    Net income                                      --       --           --      68,415           --    --         --       68,415
                                           -----------  -------  ----------- -----------    ---------   ---    -------    ---------

Balance, June 30, 2000 (Unaudited)           3,905,000  $ 3,905  $ 1,671,207 $  (803,472)   $      --   $--    $(5,000)   $ 866,640
                                           ===========  =======  =========== ===========    =========   ===    =======    =========


                       See notes to financial statements.

                             FIRST AID DIRECT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                               Six Months
                                                                              Ended June 30,
                                                                            -----------------            Year Ended
                                                                             2000        1999            December 31,
                                                                             ----        ----       ---------------------
                                                                               (Unaudited)             1999         1998
                                                                                                       ----         ----
Cash Flows from Operating Activities:
    Net income (loss)                                                     $  68,415    $  50,074    $ 195,869    $(232,976)
    Adjustments to reconcile net income (loss) to net cash
      used in operating activities:
        Depreciation and amortization                                        14,803       14,000       15,289        8,681
        Provision for doubtful accounts                                          --           --       22,973       12,332
        Gain on sale of discontinued operations                                  --           --     (238,250)          --
        Change in net assets and liabilities of discontinued operations          --       69,813      (31,249)          --
        Stock issued for compensation                                            --           --       15,000        1,560
        Changes in operating assets and liabilities:
          (Increase) decrease in:
             Accounts receivable                                            (75,952)    (167,023)    (177,809)    (160,228)
             Inventories                                                   (114,959)     (11,394)       3,790     (125,874)
             Other assets                                                    (6,165)          --      (24,046)       1,363
          Increase in:
             Accounts payable and accrued liabilities                        26,136        4,533       84,991       64,703
             Income taxes payable                                            (6,500)          --        6,500           --
                                                                          ---------    ---------    ---------    ---------
               Net cash used in operating activities                        (94,222)     (39,997)    (126,942)    (430,439)
                                                                          ---------    ---------    ---------    ---------

Cash Flows from Investing Activities:
    Purchase of equipment                                                      (675)      (5,182)     (59,767)     (45,606)
    Proceeds from sale of discontinued operations                                --           --      350,000           --
                                                                          ---------    ---------    ---------    ---------
               Net cash provided by (used in) investing activities             (675)      (5,182)     290,233      (45,606)
                                                                          ---------    ---------    ---------    ---------
Cash Flows from Financing Activities:
    Payment of stockholder loans                                           (150,000)          --           --           --
    Repayments on notes payable                                                  --           --      (25,000)     (16,685)
    Proceeds from sale of common stock                                           --      112,000      112,000      496,000
                                                                          ---------    ---------    ---------    ---------
               Net cash provided by financing activities                   (150,000)     112,000       87,000      479,315
                                                                          ---------    ---------    ---------    ---------
Net Increase in Cash and Cash Equivalents                                  (244,897)      66,821      250,291        3,270
Cash and Cash Equivalents, Beginning                                        270,839       20,548       20,548       17,278
                                                                          ---------    ---------    ---------    ---------

Cash and Cash Equivalents, Ending                                         $  25,942    $  87,369    $ 270,839    $  20,548
                                                                          =========    =========    =========    =========
Supplemental Disclosures of Cash Flow Information:
    Cash paid for interest                                                $      --    $      --    $     584    $   5,299
                                                                          =========    =========    =========    =========
Non-cash Investing and Financing Activities:
    Assets acquired in exchange for debt                                  $ 200,000                 $  63,000
                                                                          =========                 =========
    Debt assigned in sale of assets                                                                 $  60,000
                                                                                                    =========

                       See notes to financial statements.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS

            JUNE 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999 AND 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION AND CAPITALIZATION

             First Aid Direct, Inc. (the Company) was incorporated in the State of Florida in July 1977 as Rehabilitation Institute of South Florida, Inc. The Articles of Incorporation, as amended on August 5, 1997, authorize the Company to issue and have outstanding at any one time 50,000,000 shares of common stock with a par value of $.001. A second amendment to the Articles of Incorporation on December 22, 1999 ratified the name change from First Aid Select, Inc. to First Aid Direct, Inc.

         BUSINESS

             The Company distributes nationally wholesale first aid products to first aid distributors and also to nationwide companies on a direct order system as end users. The Company operated a regional retail van distribution business which was sold on December 20, 1999 and is presented as discontinued operations in the accompanying financial statements (see Note 9).

         UNAUDITED FINANCIAL INFORMATION

             The accompanying financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 are unaudited. However, in the opinion of management, such financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such periods. Results of interim periods are not necessarily indicative of results to be expected for an entire year.

         CASH AND CASH EQUIVALENTS

             The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

         INVENTORIES

             Inventories, which are comprised of first aid products held for sale, are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

         PROPERTY AND EQUIPMENT

             Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized currently. Repairs and maintenance which do not extend the lives of the respective assets are charged to expense as incurred. Major replacements or betterments are capitalized and depreciated over the remaining useful lives of the assets.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         CUSTOMER LISTS

             The Company purchased customer lists from a stockholder (see Note
             9), which will be amortized using the straight-line method over an estimated useful life of ten years.

         CONCENTRATIONS OF CREDIT RISK

             Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable.

             CASH

             The Company maintains deposit balances at financial institutions that, from time to time during the year, may exceed federally insured limits. At December 31, 1999 and June 30, 2000, the Company had deposits of approximately $24,000 and $0 (unaudited), respectively, in excess of federally insured limits. The Company maintains its cash with a high quality financial institution which the Company believes limits these risks.

             ACCOUNTS RECEIVABLE

             The Company generally sells product to a wide variety of customers without requiring collateral. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

         INCOME TAXES

             The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         REVENUE RECOGNITION

             The Company recognizes revenue, (including shipping and handling fees) when the merchandise is shipped to customers. Allowances for estimated returns are provided when sales are recorded.

         ADVERTISING COSTS

             Advertising costs are expensed as incurred. Advertising costs incurred for the years ended December 31, 1999 and 1998 and the six months ended June 30, 2000 were approximately $23,000, $9,000 and $6,800 (unaudited), respectively.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         START-UP COSTS

             Start-up costs are expensed as incurred. Start-up costs incurred for the year ended December 31, 1998 was approximately $56,000.

         STOCK-BASED COMPENSATION

             The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation." APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro-forma disclosure of the impact of applying the fair value method of SFAS No. 123.

             The Company follows SFAS No. 123 in accounting for stock options issued to non-employees.

         NET INCOME (LOSS) PER COMMON SHARE

             Basic net income (loss) per common share has been computed using the net income (loss) from continuing operations divided by the weighted average shares outstanding. Diluted income per common share assumes exercising options granted.

         USE OF ESTIMATES

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

         RECENT ACCOUNTING PRONOUNCEMENTS

             In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "REPORTING COMPREHENSIVE INCOME" and No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION". SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. Both SFAS No. 130 and SFAS No. 131 are effective for periods beginning after December 15, 1997. The Company adopted these new accounting standards in 1998, and their adoption had no effect on the Company's financial statements and disclosures.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

             In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. On June 30, 1999, the FASB issued SFAS No. 137, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133." SFAS No. 133 as amended by SFAS No. 137 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. In June, 2000, the FASB issued SFAS No. 138, "ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES." SFAS No. 133 as amended by SFAS No. 137 and 138 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

             Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of this standard on January 1, 2001 to affect its financial statements.

NOTE 2.  PROPERTY AND EQUIPMENT

                                         Estimated     June 30,    December 31,
                                        Useful Lives     2000          1999
                                        ------------     ----          ----
                                                      (Unaudited)
        Furniture and equipment           5 years     $  87,405    $  86,730
        Leasehold improvements            5 years        20,584       20,584
                                                       --------     --------
                                                        107,989      107,314
        Less accumulated depreciation                    32,030       21,030
                                                      ---------     --------
                                                      $  75,959    $  86,284
                                                       ========     ========

NOTE 3.  RELATED PARTY TRANSACTIONS

         LEASES

             The Company leases office space for its corporate facility from a related party under a five year operating lease expiring July 31, 2004. Annual rent is approximately $53,000. Rent expense was approximately $45,000 and $28,000 for 1999 and 1998, respectively, and $27,000 (unaudited) for the six months ended June 30, 2000.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 3.  RELATED PARTY TRANSACTIONS (Continued)

         STOCK ISSUED FOR SERVICES

             During 1998, a then major stockholder of the Company transferred 2,600 shares of common stock to certain employees in exchange for services. These shares have been accounted for as compensation expense at the estimated fair value of the shares issued, with a corresponding credit to additional in paid-in capital.

         EMPLOYMENT AGREEMENT

             The CEO of the Company entered into a five-year employment agreement with the Company effective December 20, 1999. The base compensation is approximately $100,000, with bonus increases provided that certain performance requirements are met. The employment agreement also provides for 150,000 stock options to be granted January 1, 2000, exercisable over a five-year vesting period. The option exercise price is $1.50, which approximates market value on the date of grant (see Note 10).

         TREASURY STOCK

             During 1999, a former employee was required to forfeit 125,000 shares, which were returned to the Company, due to non-performance of his employment contract. These shares have been accounted for in the accompanying financial statements as treasury stock at cost of $0. Of these shares held in treasury, 25,000 shares were reissued to the CEO and other consultants, and accounted for as compensation, at the estimated fair value of these shares, and 100,000 shares were reissued upon the exercise of certain stock options (see Note 8). No treasury shares remained as of December 31, 1999.

NOTE 4.  INCOME TAXES

             The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

             A reconciliation of income tax computed at the statutory federal rate to income tax expense (benefit) is as follows:

                                                                         June 30,                      December 31,
                                                                    -------------------            -------------------
                                                                    2000           1999            1999           1998
                                                                    ----           ----            ----           ----
                                                                        (Unaudited)
         Tax provision at the statutory rate of 34%                $23,000         $17,000        $68,800      $(79,000)
         State income taxes, net of federal income tax               2,000           1,500          1,500        (7,000)
         Benefit of net operating loss carryforward                (25,000)        (18,500)       (37,700)           --
         Exercised stock options                                        --              --        (39,400)           --
         Change in valuation allowance                                  --              --             --        98,000
         Other                                                          --              --         13,300       (12,000)
                                                                ----------      ----------        -------      --------
                                                                $       --      $       --        $ 6,500      $     --
                                                                ==========      ==========        =======      ========

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 4.  INCOME TAXES (Continued)

         The components of current tax expense (benefit) are as follows:

                                        June 30,              December 31,
                                     -------------         -----------------
                                     2000     1999         1999         1998
                                     ----     ----         ----         ----
                                      (Unaudited)
         Continuing operations      $  --   $(22,000)   $(85,500)   $ (3,500)
         Discontinued operations:
            Operations                 --         --       4,000       3,500
            Disposal                   --     22,000      88,000          --
                                    -----   --------    --------    --------
         Income tax expense         $  --   $     --    $  6,500    $     --
                                    =====   ========    ========    ========

         The net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. Significant components of the Company's deferred tax assets as of December 31, 1999 are as follows:

                                                                 June 30,     December 31,
                                                                   2000          1999
                                                               -----------    -----------
                                                                (Unaudited)
         Net operating loss carryforward                          $123,000      $186,000
         Stock and stock options issued for compensation            39,000        39,000
         Start-up costs                                             40,000        60,000
         Less valuation allowance                                 (202,000)     (285,000)
                                                               -----------       -------
            Net deferred tax asset                             $        --    $       --
                                                               ============   ==========

         As of December 31, 1999 and June 30, 2000, sufficient uncertainty exists regarding the realizability of these deferred tax assets and, accordingly, a 100% valuation allowance has been established.

         At December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $400,000, which are available to offset future federal taxable income, if any, through 2018.

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. Such a change in ownership occurred in 1997. As a result, based upon the amount of the taxable loss incurred to December 31, 1997, the Company estimates that an annual limitation will apply to the net operating loss carry forward existing as of that date in the amount of $155,000 annually. The Company's utilization of its tax benefit carryforwards may be further restricted in the event of subsequent changes in the ownership of the Company.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 5.  NET INCOME (LOSS) PER COMMON SHARE

         The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" which requires the presentation of both basic and diluted net income (loss) per share.

         Basic net income (loss) per common share has been computed based upon the weighted average number of shares of common stock outstanding during the period. The number of shares used in the computation was 3,887,000 and 3,237,000 for the years ended 1999 and 1998, respectively, and 3,905,000 and 3,831,578 (unaudited) for the quarters ended June 30, 2000 and 1999, respectively. Diluted income (loss) per common share approximates basic as the number of shares used in the computation was 3,914,000 for the year ended December 31, 1999. Diluted income (loss) per common share has not been presented for 1998, since the effect of common share equivalents would be anti-dilutive.

NOTE 6.  PRIVATE PLACEMENT OF SECURITIES

         During the period from September 1997 through December 31, 1999, the Company has raised substantially all of its capital through the private placement of its equity securities. The sales of these securities resulted in the issuance of an aggregate of 1,000,000 shares of its common stock and the receipt of $1,000,000 of total proceeds as of December 31, 1999.

NOTE 7.  STOCK OPTIONS

         In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted by SFAS No. 123, the Company continues to apply the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The differences between the recognition and measurement provisions of SFAS No. 123 and APB 25 had no material effect on the Company's results of operations for 1999 and 1998.

         The Company estimates the fair value of each stock option at the grant date by using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in 1997; no dividend yield; an expected life of five years; 50% expected volatility, and 6.00% risk free interest rate. No options were granted in 1998 or 1999. The Company granted 150,000 options during the six months ended June 30, 2000 (unaudited), pursuant to an employment agreement (see Note 3).

         The option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions including the expected price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimate, the actual results can vary significantly from estimated results.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 7.  STOCK OPTIONS (Continued)

         A summary of the status of options and changes during the periods ended on those dates are presented below:

                                                                    Range of
                                                                    Exercise
                                                         Options      Price
                                                         -------    ---------
         Summary of Activities in Stock Options:
            Balance, December 31, 1997                   585,000   $.01 to $.10
            Year Ended December 31, 1998:
               Granted                                        --
               Exercised                                (405,000)  $.01 to $.10
                                                        --------
            Balance, December 31, 1998                   180,000   $.01 to $.10
            Year Ended December 31, 1999:
               Granted                                        --
               Exercised                                (100,000)        $.01
                                                        --------
            Balance, December 31, 1999                    80,000         $.10
            Six Months Ended June 30, 2000 (Unaudited):
               Granted                                   150,000        $1.50
               Exercised                                      --
                                                        --------
            Balance, June 30, 2000 (Unaudited)           230,000   $.10 to $1.50
                                                        ========

         The following table summarizes information about outstanding options at December 31, 1999:

                          Options Outstanding                                      Options Exercisable
          -----------------------------------------------------    ----------------------------------------------------
                             Number       Number     Weighted                      Number        Number
                          Outstanding   Outstanding  Average        Weighted    Exercisable    Exercisable   Weighted
             Range of          at           at      Remaining        Average         at            at         Average
             Exercise     December 31,   June 30,   Contractual     Exercise    December 31,    June 30,     Exercise
              Prices          1999         2000        Life           Price         1999          2000         Price
             --------     ------------  ----------- -----------    -----------  ------------   -----------   ---------
                                        (Unaudited)                                            (Unaudited)
          $.10 to $1.50     80,000        230,000       2.5       $.10 to $1.50    80,000          80,000       $.10
          =============     ======       ========       ===       =============    ======       =========       ====

         Subsequent to December 31, 1999, 150,000 options were granted to an employee pursuant to an employment agreement (see Notes 3 and 10).

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 8.  SALE OF RETAIL OPERATIONS

         On December 16, 1999, the Company entered into an asset purchase agreement to sell the regional retail van distribution business and all related assets for $350,000, to be paid in cash. The results of operations of the van distribution business for the respective periods are presented as discontinued operations in the accompanying statements of operations. Additionally, the gain recognized on the sale is presented separately as a component of discontinued operations.

         The following table represents the summarized results of operations of the discontinued division.

                                                                                         1999             1998
                                                                                       --------         --------
         Revenue                                                                       $668,211         $547,248
         Expenses                                                                       641,018          523,931
                                                                                        -------          -------
         Income from discontinued operations before income taxes                         27,193           23,317
         Income tax expense                                                              (4,000)          (3,500)
                                                                                      ---------        ---------
         Income from discontinued operations                                          $  23,193        $  19,817
                                                                                      =========        =========

         The Company had various equipment installment notes (approximately $7,000 in 1998, which increased to $70,000 in 1999), payable to a bank, collateralized by certain vans. These loans were assigned to the purchaser as part of the sale of the retail division and were, therefore, removed from the accounting books and records as part of the sale transaction. The outstanding principal balance of such obligations at December 20, 1999, the effective date of the transaction, was approximately $60,000. The Company remains the maker of record and legally liable for such obligations, should the assignee fail to repay the debt.

NOTE 9.  ACQUISITION OF ASSETS

         PURCHASE

             On March 16, 2000, the Company entered into an asset purchase agreement to buy certain assets from a Company stockholder. The Company purchased accounts receivable, inventory and customer lists for $200,000, as noted below, to be paid in cash. The $200,000 represents cost as reflected in the accounting books and records of the stockholder. As of June 30, 2000, $150,000 has been paid; the remaining $50,000 is due on demand.

             Accounts receivable                           $  25,264
             Inventories                                      41,374
             Customer listings                               133,362
                                                           ---------
                                                           $ 200,000
                                                           =========

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 9.  ACQUISITION OF ASSETS (Continued)

         COMMITMENTS

             The Company entered into a non-competition agreement and a consulting agreement with the original owner of the assets purchased above. The covenant not to compete is for a five-year term and provides for $25,000 each year, for a term of three years, to be paid in thirty-six equal installments totaling $75,000. The consulting agreement is for a three-year term and provides for thirty-six equal installments totaling $75,000.

NOTE 10. SUBSEQUENT EVENT (UNAUDITED)

         On August 22, 2000, the Company and the CEO mutually terminated his employment agreement and entered into a severance agreement. This agreement provides, among other things, for the payment of $50,000 as full settlement of all obligations the Company had pursuant to the employment agreement (see Note 3), including the surrender of his right to receive 150,000 options to purchase Company common stock, which were to vest over five years. The CEO also held the office of President, Treasurer and Secretary and served as a director of the Company.